UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 24)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13(D)-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

SINCLAIR BROADCAST GROUP, INC.

(Name of Issuer)

CLASS A COMMON STOCK, $.01 PAR VALUE

(Title of Class of Securities)

829226-10-9

(CUSIP Number)

J. Duncan Smith

c/o Sinclair Broadcast Group, Inc.

10706 Beaver Dam Road

Hunt Valley, Maryland 21030

(410) 568-1500

with copies to:

Jeffrey B. Grill

Pillsbury Winthrop Shaw Pittman LLP

1200 Seventeenth Street NW

Washington, D.C. 20036-3006

(202) 663-9201

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 17, 2021

(Date of Event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 829226-10-9

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) DAVID D. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS OR ACTIONS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 25,969,460
	9	SOLE DISPOSITIVE POWER 9,112,776
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,969,460
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.9% (1) (2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	The percentage of Class A Common Stock the reporting persons as a group would have if they all converted their shares of Class B Common Stock into Class A Common Stock.
(2)

Based on 51,572,816 shares of Class A Common Stock and 23,775,056 shares of Class B Common Stock outstanding as of March 31, 2021, as adjusted for the Group’s transactions in Class A Common Stock and Class B Common Stock subsequent to March 31, 2021 and reported in this Amendment No. 24.

CUSIP No. 829226-10-9

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) FREDERICK G. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS OR ACTIONS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 25,969,460
	9	SOLE DISPOSITIVE POWER 3,916,061
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,969,460
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.9% (1)(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	The percentage of Class A Common Stock the reporting persons as a group would have if they all converted their shares of Class B Common Stock into Class A Common Stock.
(2)

Based on 51,572,816 shares of Class A Common Stock and 23,775,056 shares of Class B Common Stock outstanding as of March 31, 2021, as adjusted for the Group’s transactions in Class A Common Stock and Class B Common Stock subsequent to March 31, 2021 and reported in this Amendment No. 24.

CUSIP No. 829226-10-9

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) J. DUNCAN SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS OR ACTIONS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 25,969,460
	9	SOLE DISPOSITIVE POWER 6,573,502
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,969,460
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.9% (1)(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	The percentage of Class A Common Stock the reporting persons as a group would have if they all converted their shares of Class B Common Stock into Class A Common Stock.
(2)

Based on 51,572,816 shares of Class A Common Stock and 23,775,056 shares of Class B Common Stock outstanding as of March 31, 2021, as adjusted for the Group’s transactions in Class A Common Stock and Class B Common Stock subsequent to March 31, 2021 and reported in this Amendment No. 24.

CUSIP No. 829226-10-9

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) ROBERT E. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS OR ACTIONS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 25,969,460
	9	SOLE DISPOSITIVE POWER 6,367,121
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,969,460
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.9% (1)(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	The percentage of Class A Common Stock the reporting persons as a group would have if they all converted their shares of Class B Common Stock into Class A Common Stock.
(2)

Based on 51,572,816 shares of Class A Common Stock and 23,775,056 shares of Class B Common Stock outstanding as of March 31, 2021, as adjusted for the Group’s transactions in Class A Common Stock and Class B Common Stock subsequent to March 31, 2021 and reported in this Amendment No. 24.

This Amendment No. 24 amends the Schedule 13D initially filed on July 24, 1996 (together, with all amendments thereto, the “Schedule 13D”) and is filed to report changes in the beneficial ownership of shares by David D. Smith, Frederick G. Smith, J. Duncan Smith and Robert E. Smith, each of whom is a member of the Group, as defined in the Schedule 13D.

Item 1.	Security and Issuer.

No material change.

Item 2.	Identity and Background.

No material change.

Item 3.	Source and Amount of Funds of Other Consideration.

No material change.

Item 4.	Purpose of Transaction.

Item 4 of this Schedule 13D is amended by adding the following:

The Group is filing this Amendment No. 24 to report a decrease in the percentage of shares beneficially owned by the Group due to the open market sales of Class A Common Stock by David D. Smith and J. Duncan Smith.

Item 5.	Interest in Securities of the Issuer.

(a - b) The following table sets forth the aggregate number and percentage of shares of Class A Common Stock and Class B Common Stock owned individually by each member of the Group as of April 12, 2021. Holders of Class B Common Stock may exchange their shares of Class B Common Stock into Class A Common Stock at any time and therefore, each share of Class B Common Stock represents beneficial ownership of one share of Class A Common Stock. Except as noted, each person has sole power to vote or direct the vote and to dispose or direct the disposition of all of the shares set forth below and no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities. By virtue of the Stockholders’ Agreement dated April 2, 2015, by and among David D. Smith, Frederick G. Smith, J. Duncan Smith and Robert E. Smith (the “Stockholders’ Agreement”), each member of the Group is required to vote all of his Class A Common Stock and Class B Common Stock in favor of the other members of the Group to cause their election as directors. Each member may be deemed to beneficially own the shares of Common Stock individually owned by the other members. Nevertheless, each member of the group disclaims beneficial ownership of the shares owned by the other members of the group.

	Shares of Class B Common Stock Beneficially Owned		Shares of Class A Common Stock Beneficially Owned			Percent of Total Voting Power (1)(3)	Percent of Total Voting Power (1)(4)
Name	Number	Percent (1)	Number		Percent (2)
David D. Smith	6,911,072	29.1%	9,112,776	(5)	15.6%	24.6%	4.0%
Frederick G. Smith	3,000,000	12.6%	3,916,061	(6)	7.2%	10.7%	1.5%
J. Duncan Smith	6,538,740	27.5%	6,573,502	(7)	11.3%	22.6%	2.9%
Robert E. Smith	6,331,804	26.6%	6,367,121	(8)	11.0%	21.9%	2.7%
Reporting Persons as a Group (4 persons)	22,781,616	95.8%	25,969,460		34.9%	79.8%	30.8%

(1)

Based on 51,572,816 shares of Class A Common Stock and 23,775,056 shares of Class B Common Stock outstanding as of March 31, 2021, as adjusted for the Group’s transactions in Class A Common Stock and Class B Common Stock subsequent to March 31, 2021 and reported in this Amendment No. 24.

(2)

The first four rows of this column set forth the percentage of Class A Common Stock each reporting person would beneficially own if he converted his shares of Class B Common Stock to Class A Common Stock and the other reporting persons did not. The last row in this column shows the percentage of Class A Common Stock the reporting persons as a group would have if they all converted their shares of Class B Common Stock into Class A Common Stock.

(3)

Holders of Class A Common Stock are entitled to one vote per share and holders of Class B Common Stock are entitled to ten votes per share except for votes relating to “going private” and certain other transactions. Holders of both classes of Common Stock will vote together as a single class on all matters presented for a vote, except as otherwise may be required by Maryland law, and holders of Class B Common Stock may exchange their shares of Class B Common Stock into Class A Common Stock at any time. This column sets forth the voting power each reporting person has on the matters on which shares of Class B Common Stock have ten votes per share, and the voting power the reporting persons as a group have on such matters.

(4)

The first four rows of this column set forth the voting power each reporting person would have on matters on which the shares of Class B Common Stock have ten votes per share if he converted his shares of Class B Common Stock to Class A Common Stock and the other reporting persons did not. The last row in this column shows the voting power the reporting persons as a group would have if they all converted their shares of Class B Common Stock into shares of Class A Common Stock.

(5)

Includes 6,911,072 shares of Class B Common Stock beneficially owned, each of which is convertible into one share of Class A Common Stock; 12,938 shares held in the 401(k) Plan; 366,560 shares of Class A Common Stock held in irrevocable trusts or custodial accounts established by David D. Smith; 803,178 shares of Class A Common Stock held in trust for the David D. Smith Family Foundation; 162,553 shares of Class A Common Stock in a limited liability company controlled by David D. Smith; 607,154 shares of Class A Common Stock; and 249,321 shares of restricted Class A Common Stock.

(6)

Includes 3,000,000 shares of Class B Common Stock beneficially owned, each of which is convertible into one share of Class A Common Stock, 904,000 shares of Class A Common Stock and 12,061 shares held in the 401(k) Plan.

(7)

Includes 6,538,740 shares of Class B Common Stock beneficially owned, each of which is convertible into one share of Class A Common Stock, including 732,054 shares of Class B Common Stock held in irrevocable trusts established by J. Duncan Smith for the benefit of family members; 22,580 shares of Class A Common Stock held in custodial accounts established by J. Duncan Smith for the benefit of family members, of which he is the custodian, 185 shares of Class A Common Stock; and 11,997 shares of Class A Common Stock held in the 401(k) Plan.

(8)

Includes 6,331,804 shares of Class B Common Stock beneficially owned, each of which is convertible into one share of Class A Common stock, including 353,000 shares held in an irrevocable trust established by Robert E. Smith for the benefit of family members, of which he is the trustee; 30,600 shares of Class A Common Stock; 4,000 shares of Class A Common Stock in a jointly held account with immediate family members; and 717 shares held in the 401(k) Plan.

(c) The following table sets forth information regarding transactions in shares by each member of the Group in the past 60 days.

Date	Type of Transaction	Number of Shares
Transactions by David D. Smith
2/19/2021	Grant of restricted Class A Common Stock	182,815
2/19/2021	Payment of tax liability upon vesting of restricted Class A Common Stock using portion of Class A Common Stock	85,116 at $32.755
2/19/2021	Grant of vested Stock Appreciation Right	548,446
2/24/2021	Payment of tax liability upon vesting of restricted Class A Common Stock using portion of Class A Common Stock	102,766 at $35.295
2/26/2021	Payment of tax liability upon vesting of restricted Class A Common Stock using portion of Class A Common Stock	18,113 at $32.22
3/17/2021	Exercise of Stock Appreciation Rights into Class A Common Stock	300,000 at $12.07
3/17/2021	Exercise of Stock Appreciation Rights into Class A Common Stock	400,000 at $11.68
3/17/2021	Exercise of Stock Appreciation Rights into Class A Common Stock	500,000 at $14.21
3/17/2021	Exercise of Stock Appreciation Rights into Class A Common Stock	200,000 at $27.86
3/17/2021	Exercise of Stock Appreciation Rights into Class A Common Stock	205,032 at $24.93
3/17/2021	Exercise of Stock Appreciation Rights into Class A Common Stock	548,446 at $33.05
3/17/2021	Disposed of Class A Common Stock to Company upon exercise of Stock Appreciation Rights	1,164,890 at $37.95
3/17/2021	Payment of tax liability upon exercise of Stock Appreciation Rights using portion of Class A Common Stock	477,488 at $37.15
3/19/2021	Open market sale of Class A Common Stock	252,676 at $34.5688 (1)
3/22/2021	Open market sale of Class A Common Stock	258,424 at $33.8999 (2)
3/22/2021	Open market sale of Class A Common Stock	74,387 at $33.8999 (3)

(1)	The price is a weighted average. The range of prices for the sale was $34.22 - $35.1050 per share.
(2)	The price is a weighted average. The range of prices for the sale was $33.5514 - $34.28 per share.
(3)	The price is a weighted average. The range of prices for the sale was $33.95 - $34.32 per share.

Date	Type of Transaction	Number of Shares
Transactions by Frederick G. Smith
3/12/2021	Conversion of Class B Common Stock into Class A Common Stock	500,000

Date	Type of Transaction	Number of Shares
Transactions by J. Duncan Smith
3/29/2021	Conversion of Class B Common Stock into Class A Common Stock	10,000
3/29/2021	Gift of Class A Common Stock	10,000
4/1/2021	Conversion of Class B Common Stock into Class A Common Stock	12,667
4/1/2021	Open market sale of Class A Common Stock	12,667 at $30.0421 (1)
4/5/2021	Conversion of Class B Common Stock into Class A Common Stock	66,289
4/5/2021	Open market sale of Class A Common Stock	66,289 at $30.0033 (2)
4/6/2021	Conversion of Class B Common Stock into Class A Common Stock	48,243
4/6/2021	Open market sale of Class A Common Stock	48,243 at $30.0288 (3)
4/7/2021	Conversion of Class B Common Stock into Class A Common Stock	65,036
4/7/2021	Open market sale of Class A Common Stock	65,036 at $30.0858 (4)
4/8/2021	Conversion of Class B Common Stock into Class A Common Stock	150,000
4/8/2021	Open market sale of Class A Common Stock	150,000 at $30.0078 (5)
4/9/2021	Conversion of Class B Common Stock into Class A Common Stock	31,025
4/9/2021	Open market sale of Class A Common Stock	31,025 at $30.0966 (6)
4/12/2021	Conversion of Class B Common Stock into Class A Common Stock	69,366
4/12/2021	Open market sale of Class A Common Stock	69,366 at $30.0027 (7)

(1)	The price is a weighted average. The range of prices for the sale was $30.00 - $30.13 per share.
(2)	The price is a weighted average. The range of prices for the sale was $30.00 - $30.08 per share.
(3)	The price is a weighted average. The range of prices for the sale was $30.00 - $30.155 per share.
(4)	The price is a weighted average. The range of prices for the sale was $30.00 - $30.505 per share.
(5)	The price is a weighted average. The range of prices for the sale was $30.00 - $30.325 per share.
(6)	The price is a weighted average. The range of prices for the sale was $30.00 - $30.295 per share.
(7)	The price is a weighted average. The range of prices for the sale was $30.00 - $30.045 per share.

Date	Type of Transaction	Number of Shares
Transactions by Robert E. Smith
None.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No material change.

Item 7.	Material to be Filed as Exhibits.

(1) Joint Filing Agreement.

(2) Stockholders’ Agreement dated April 2, 2015 by and among David D. Smith, Frederick G. Smith, J. Duncan Smith and Robert E. Smith (Incorporated by reference from the Issuer’s Current Report on Form 8-K filed on April 6, 2015).

[SIGNATURES APPEAR ON FOLLOWING PAGE]

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this amendment is true, complete and correct.

Dated: April 14, 2021

/s/ David D. Smith
David D. Smith

/s/ Frederick G. Smith
Frederick G. Smith

/s/ J. Duncan Smith
J. Duncan Smith

/s/ Robert E. Smith
Robert E. Smith